UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BLOUNT INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

4909 SE International Way Portland, OR 97222-4679
Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blount Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2013 within the prescribed time period because management of the Company, as well as our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), is in the process of re-evaluating the Company's 2012 accounting for goodwill and other indefinite-lived intangible assets recorded in connection with the business acquisitions made in 2010 and 2011. We will not file our Quarterly Report on Form 10-Q for the second quarter of 2013 until that re-evaluation is completed. Following that re-evaluation, it is possible that we may conclude that a restatement of our financial statements for the year ended December 31, 2012 is necessary to reflect an impairment of goodwill. Any potential restatement is expected to be limited to a non-cash charge to operating income in the fourth quarter of 2012.

Our need to re-evaluate our prior accounting for goodwill and other indefinite-lived intangible assets arose after a routine inspection by the Public Company Accounting Oversight Board (“PCAOB”) of PwC, which included a review by the PCAOB of PwC's independent audit of our 2012 financial statements and internal control over financial reporting (“ICFR”). In addition, following the PCAOB's inspection, management of the Company and PwC re-evaluated our ICFR related to the information systems at our Woods/TISCO subsidiary and ICFR related to our accounting for indefinite-lived intangible assets, including goodwill, in 2012. The Company's management then concluded that material weaknesses existed in those areas and that, therefore, ICFR and disclosure controls and procedures (“DCP”) were not effective as of December 31, 2012. Similarly, management has concluded that because those same material weaknesses had not yet been remediated by March 31, 2013, our DCP continued to be ineffective as of that date. These same material weaknesses had also not yet been remediated as of June 30, 2013. Our Annual Report on Form 10-K for 2012 and our Quarterly Report on Form 10-Q for the first quarter of 2013 will be amended to reflect those conclusions. The Company is in the process of remediating the identified material weaknesses in ICFR and expects to have that work completed by the end of 2013, although there can be no assurance we will accomplish that goal.

SEC 1344 (05-06)
Persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark V. Allred	(503)653-8881
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes   ☒ No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See also the Company's Form 8-K dated August 7, 2013.

BLOUNT INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2013	By	/s/ Mark V. Allred Mark V. Allred Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).